Energea Portfolio 2 LP
52 Main Street
Chester, Connecticut 06412

VIA EDGAR

March 25, 2026

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attn:     Timothy S. Levenberg
            Kevin Dougherty

Re:	Energea Portfolio 2 LP (the "Company") Post-Qualification Amendment No. 5 on Form 1-A POS Filed March 12, 2026 File No. 024-12347

Gentlemen:

We filed the above-referenced Post-Qualification to the Offering Statement on Form 1-A POS on March 12, 2026. We now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on Thursday, March 26, 2026 at 10:00 a.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

-       Should the U.S. Securities and Exchange Commission (the "Commission") or its staff (the "Staff"), acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;
-       The action of the Commission or the Staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and
-       The Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Remainder of Page Intentionally Left Blank; Signature to Follow]

Very truly yours,
Energea Portfolio 2 LP

By: Energea Global, LLC Its: General Partner

By:	/s/ MICHAEL SILVESTRINI
Name:	Michael Silvestrini
Title:	Managing Partner

cc: Jed Ande, Esq.